WITHDRAWAL OF FORM 1-A

Verax Research Services, Inc.

9601 Medical Drive, Rockville MD 20850

Phone: (888) 214-2584

December 30, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Fin

100 F Street, N.E.

Washington, D.C. 20549

RE:	Verax Research Services, Inc. Withdrawal of Form 1-A filed June 28, 2019 File No. 024-11029

Ladies and Gentlemen:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Verax Research Services, Inc., a Delaware corporation (the “Company”), respectfully requests that the Securities and Exchange Commission (“Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Offering Statement on Form 1-A (File No. 024-11029) initially filed with the Securities and Exchange Commission (“Commission”) on June 28, 2019, as amended (“Offering Statement”). The Offering Statement was declared qualified by the Commission on May 4, 2020. The Company confirms that no securities have been sold pursuant to the Offering Statement.

The Company no longer intends to proceed with an offering of its securities pursuant to Regulation A at this time. The Company believes the withdrawal to be consistent with the public interest and the protection of investors.

Accordingly, the Company requests request that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the order or notice to Brenda Hamilton, Esquire of Hamilton & Associates Law Group, P.A. via email at bhamilton@securitieslawyer101.com.

Should you have any questions regarding this request for withdrawal, please contact Brenda Hamilton, Esq. by telephone at (561) 416-8956.

Thank You

VERAX RESEARCH SERVICES, INC

By:	/s/ Renato Cataldo
Print Name: Renato Cataldo
Title: CEO